February 10, 2015

Via EDGAR

Bryan J. Pitko

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Green Meadow Products, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 10, 2015
File No. 333-198993

Dear Bryan J Pitko:

This is Green Meadow Products, Inc. 's (the Company) response to your correspondence dated February 10,2015 relating to the Company's Registration Statement on Form S-1 filed on September 29, 2014. For ease of reference, each of the Staff's comments is reproduced below, followed by our response.

General

1. We note your response to prior comment 1 and your revised disclosure on pages 10 and 20. Despite your stated belief that your product would not be classified as a drug because you do not make any claim for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in man or other animals, we note that your prospectus and website continue to include statements identifying your Òpain reliefÓ product as Òformulated with the goals of helping to relieve inflammation while encouraging healthy production of connective tissue such as joint cartilage and encouraging the production of joint fluid.Ó These statements appear to make a claim that your product may be used in the diagnosis, cure, mitigation, treatment, or prevention of disease in man or other animals such that the FDA could determine that your product is a drug.

Please expand the disclosure in your prospectus summary, risk factors, and regulatory section to acknowledge that these statements and any similar statements made in your efforts to market or sell your product could lead the FDA to conclude that you are marketing an unapproved drug and could potentially lead to an FDA enforcement action against you. Please also remove any statement in your prospectus indicating that you do not make any claim for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in man or other animals as this statement is inconsistent with the aforementioned claims that you make elsewhere about the use of your pain relief product.

Response

Accordingly:

we deleted a sentence under the heading , Company Assets, on Page 5 we have added a Risk factor on Page 10:

OUR PAIN RELIEF PRODUCT COULD BE CLASSIFIED AS AN UNAPPROVED DRUG BY THE FDA WHICH COULD LEAD TO FDA ENFORCEMENT ACTION.

We have also made a number of changes under the heading, Description of Business, on Page 17.

We have also made a number of changes under the heading, Regulation, on Page 20.

We have also added the following disclaimer on our website

Please note that our products have not been approved by the FDA

Sincerely,

/s/ Stan Windhorn
President, Green Meadow Products, Inc.